Exhibit (a)(12)

Supplement to Offer Exchange Outstanding Options to Purchase Common Stock
December 18, 2002

To all VeriSign domestic employees eligible to participate in the Offer to Exchange:

On November 27, 2002, you were sent an “Offer to Exchange Outstanding Options to Purchase Common Stock.” Section 9 of that document contained selected financial data with respect to VeriSign. This supplement includes that same selected financial data, as well as information regarding our book value per share and deficiency of earnings to cover fixed charges for the periods presented. This document is a supplement to the Offer to Exchange, dated November 27, 2002, and you should read this supplement together with the Offer to Exchange.

Selected Financial Data

The following table summarizes certain of our consolidated financial data.

	Year Ended		Nine Months Ended
	December 31, 2001	December 31, 2000	September 30, 2002	September 30, 2001
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$983,564	$474,766	$946,666	$699,765
Costs of revenues	343,721	163,049	436,084	238,166
Total costs and expenses	14,394,390	3,675,075	5,709,741	13,702,739
Operating loss	(13,410,826)	(3,200,309)	(4,763,075)	(13,002,974)
Total other income (expense)	(22,469)	86,169	(154,025)	(17,456)
Net income (loss)	(13,355,952)	(3,115,474)	(4,921,917)	(12,954,842)
Net income (loss) per share, basic and diluted	(65.64)	(19.57)	(20.83)	(64.34)
Shares used in per share computation, basic and diluted	203,478	159,169	236,283	201,362

Other Data:
Deficiency of earnings to cover fixed charges	$(13,431,536)	$(3,113,444)	$(4,915,998)	$(13,019,184)

The computations of deficiency of earnings to cover fixed charges include us and our consolidated subsidiaries. Earnings consist of pretax losses from continuing operations before minority interest in net loss of subsidiary plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense we believe to be representative of interest.

	As of
	December 31, 2001	December 31, 2000	September 30, 2002	September 30, 2001
	(in thousands, except per share data)
Balance Sheet Data:
Cash, cash equivalents and investments	$928,478	$1,235,420	$382,060	$1,186,599
Working capital	256,714	520,953	(129,493)	294,350
Current assets	1,090,559	1,186,432	607,757	984,167
Non-current assets	6,446,949	18,008,790	1,991,166	5,410,499
Total current liabilities	833,845	665,479	737,250	689,817
Total long-term liabilities	197,589	59,135	244,347	146,203
Total stockholders’ equity	6,506,074	18,470,608	1,617,326	5,558,646
Book value per share	$0.03	$0.09	$0.01	$0.03

The financial statements included in our annual report on Form 10-K for the fiscal year ended 2001 and our quarterly report on Form 10-Q for the quarter ended September 30, 2002 are incorporated herein by reference. Copies of these reports are available from us upon request and are available to the public on the Web site of the Securities and Exchange Commission at www.sec.gov.